UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of  June, 2004

Commission File Number  000-27322

                         Mountain Province Diamonds Inc.
             -----------------------------------------------------
                 (Translation of registrant's name into English)

               21 Nesbitt Drive, Toronto, Ontario M4W 2G2, Canada
             -----------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Empire Towers I
[COMPANY LOGO OMITTED]                 3633 E. Inland Empire Blvd.,   Suite  465
                                       Ontario, CA  91764
                                       Phone: (909) 466-1411
                                       Fax:   (909) 466-1409
                                       http://www.mountainprovince.com
                                       e-mail: mtnprovinvrel@worldnet.att.net

                                  NEWS RELEASE

June 9, 2004                                                         OTCBB: MPVI
                                                                     TSX: MPV

    Mountain Province Diamonds, Inc. Reports That De Beers Has Completed the
     First Phase of the Pre-Feasibility/Feasibility In-Depth Project Study


Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has been notified by its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers, that they have completed the first phase of the project study being carried out on the Gahcho Kue kimberlites. This in-depth study is being conducted on the joint venture's Hearne, 5034, and Tuzo kimberlite bodies on the mining leases located in the Northwest Territories of Canada.

On December 1, 2003, the company announced that De Beers had approved a budget of approximately C$25 million for this study. The study will be of sufficient detail to allow the Gahcho Kue Project, previously known as the Kennady Lake Project, to advance to mine permitting, should the project's profitability level support a decision to proceed to the next phase.

One hundred and ten boreholes totaling 9,080 m, were drilled as part of a geotechnical drilling program to investigate geo-hydrology, optimal mine design and ore processing characteristics of the kimberlite pipes and surrounding country rock. The drilling commenced in January 2004, and was completed in May 2004. In addition, a number of geophysical studies were carried out.

The data collected will be analyzed over the next few months to develop geology, resource, geo-technical and geo-hydrology models. These will be used to optimize the design of the open pits and the lake containment dykes, as well as for the designs of waste and water management and mine infrastructure.

Recovered kimberlite core is undergoing geological logging and petrographic analysis to augment the existing resource models. The core will then be shipped for metallurgical investigations (ore dressing studies) which, together with previously collected data, will help with the design of the ore processing plant.

Additional work completed at site this winter included upgrades of camp facilities and the erection of an all weather shelter.

.. . . 2

An extensive environmental information collection program commenced on site and in the surrounding country side in May. This is in addition to the baseline work collected over the last few years and is particularly focused on supporting the mine designs being developed under this study. The full Baseline Study Report will be complete by mid 2005 and will be used to support future mine permitting requirements.

Engineering work for the study will take place starting in August once the geotechnical data is available and will continue through to the end of the first quarter of 2005 culminating in a detailed project study report.


Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK leases, located in the Northwest Territories of Canada, are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (TSX-V:
CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production. Carl G. Verley, P. Geol., a director, is the qualified person for the company.

"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President & CEO

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

--------------------------------------------------------------------------------

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764
(909) 466-1411
CANADA Office: 21 Nesbitt Drive, Toronto, Ontario, Canada M4W 2G2
Web Site: www.mountainprovince.com  E-mail: MtnProvInvRel@worldnet.att.net

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Mountain Province Diamonds Inc.
                                                 (Registrant)


Date   June 11, 2004                      By:    /s/ "Elizabeth Kirkwood"
       -------------                             -------------------------------
                                                 Elizabeth Kirkwood
                                                 Chairman of the Board and CFO